UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number: 333-78533
The PB Financial Services Corporation
(Exact name of registrant as specified in its charter)
9570 Medlock Bridge Road
Duluth, Georgia 30097
(770) 814-8100
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Common Stock, $5.00 par value
(Title of each class of securities covered by this Form)
None.
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐
     Approximate number of holders of record as of the certification or notice date: None*
     *The PB Financial Services Corporation was merged with and into Alabama National BanCorporation on October 1, 2006.
     Pursuant to the requirements of the Securities Exchange Act of 1934, Alabama National BanCorporation, as successor by merger to The PB Financial Services Corporation, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

ALABAMA NATIONAL BANCORPORATION
DATE: October 2, 2006	By:	/s/ William E. Matthews, V
William E. Matthews, V
Executive Vice President and Chief Financial Officer